UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011
OR

☐	TRANSITION REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 1-4879
DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
(Full title of the plan)
Diebold, Incorporated 5995 Mayfair Road PO Box 3077 North Canton, Ohio 44720-8077

(Name of issuer of the securities held by the plan and the address of its principal executive office)

DIEBOLD, INCORPORATED
401(k) SAVINGS PLAN
ANNUAL REPORT INDEX
December 31, 2011 and 2010

The following financial statements and other information of Diebold, Incorporated 401(k) Savings Plan are included herewith:

•	Statements of Net Assets Available for Benefits - December 31, 2011 and 2010;

•	Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2011 and 2010;

•	Notes to Financial Statements - December 31, 2011 and 2010.
The following supplemental schedule of Diebold, Incorporated 401(k) Savings Plan included in the Annual Report of the Plan on Form 5500 filed with the Department of Labor for the year ended December 31, 2011 is included herewith:

•	Schedule H, Line 4i - Schedule of Assets (Held at End of Year) - December 31, 2011

All other supplemental schedules and notes for which provision is made in the applicable rules and regulations of the Department of Labor Regulations are not required under the related instructions or are inapplicable and, therefore, have been omitted.

DIEBOLD, INCORPORATED
401(k) SAVINGS PLAN
TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Plan Administrator and Participants

Diebold, Incorporated 401(k) Savings Plan

North Canton, Ohio
We have audited the accompanying statements of net assets available for benefits of the Diebold, Incorporated 401(k) Savings Plan (the Plan) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BOBER, MARKEY, FEDOROVICH & COMPANY
BOBER, MARKEY, FEDOROVICH & COMPANY
Akron, Ohio
June 27, 2012

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2011 AND 2010

	December 31,
	2011	2010
Investments, at fair value:
Participant-directed	$451,484,152	$448,567,418

Participant loans	12,920,924	11,941,327
Contribution receivable – employer	126,679	55,228
Other receivable (note 1(c))	2,125,200	—
Net assets available for benefits, at fair value	466,656,955	460,563,973

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(3,273,499)	(2,502,708)
Net assets available for benefits	$463,383,456	$458,061,265

See accompanying notes to financial statements

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	Year ended December 31,
	2011	2010
Additions:
Contributions
Participant	$27,698,577	$25,885,586
Employer	5,902,281	2,014,576
Total contributions	33,600,858	27,900,162

Investment income:
Interest and dividends	12,268,652	11,051,666
Net appreciation in the fair value of investments	—	38,068,200
Interest income, participant loans	563,208	597,612
Other additions (note 1(c))	6,375,810	44,235
Total additions	52,808,528	77,661,875

Deductions:
Net depreciation in the fair value of investments	12,179,948	—
Benefits paid to participants	34,184,782	44,428,069
Administrative expenses	367,769	390,184
Assets transferred out (note 1(a))	753,838	—
Total deductions	47,486,337	44,818,253
Net increase during the year	5,322,191	32,843,622

Net assets available for benefits:
Beginning of year	458,061,265	425,217,643
End of year	$463,383,456	$458,061,265

See accompanying notes to financial statements

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 and 2010

(1)	Description of the Plan

The following brief description of the Diebold, Incorporated 401(k) Savings Plan (the Plan), as amended, provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

(a)    General

The Plan was established as a defined contribution plan effective as of April 1, 1990 by Diebold, Incorporated (the Employer). The Plan consists of two distinct components. The first component is the profit sharing portion, including cash or deferred arrangement, intended to be qualified under Section 401(k) of the Internal Revenue Code (IRC), which consists of all plan assets and funds, except for plan assets and funds invested in Diebold, Incorporated common stock. The second component of the Plan is the Employee Stock Ownership Plan (ESOP), which consists solely of all plan assets and funds invested in Diebold, Incorporated common stock. By establishing an ESOP within the Plan, the participants can receive their cash dividends from Diebold, Incorporated common stock directly, if desired, and the Employer can take a corresponding tax deduction. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan covers substantially all U.S. employees of the Employer and its domestic subsidiaries who have completed ninety days of employment. The Plan does not cover certain categories of part-time, temporary and intern employees or employees covered by a collective bargaining agreement. The terms of the Plan described below are applicable to the majority of participants. Due to the merger of legacy 401(k) plans into the Plan, the terms of a small number of participants may vary slightly from the terms described below. However, these participants have substantially the same benefits and requirements of the other Plan participants.

During the first quarter of 2011, the Employer sold one of its domestic subsidiaries. In connection with this sale, assets related to those employees were transferred out of the Plan.

(b)    Contributions

For the years ended December 31, 2011 and 2010, the Plan allowed each participant to voluntarily contribute from one to fifty percent (in one percent increments) of pre-tax compensation, but not in excess of the maximum amount permitted by the IRC. The Plan also allowed employees aged 50 and older to elect to make additional catch-up contributions subject to certain limitations under the IRC.

Effective January 1, 2011
For employees hired before July 1, 2003, the Employer Basic Matching Contribution was increased to 25 percent of a participant's pre-tax contributions during each payroll period up to six percent of the participant's compensation in such payroll period.

For employees hired on or after July 1, 2003, the Employer Basic Matching Contribution was increased to 55 percent of a participant's pre-tax contributions during each payroll period up to six percent of the participant's compensation in such payroll period.

Effective April 1, 2009
For employees hired before July 1, 2003 there was no Employer Basic Matching Contribution.

For employees hired on or after July 1, 2003, the Employer Basic Matching Contribution was 30 percent of a participant's pre-tax contributions during each payroll period up to six percent of the participant's compensation in such payroll period.

The Employer match is determined by the Board of Directors and is evaluated at least annually. As of the last day of each Plan year, the Employer calculates the amount of the Basic Matching Contribution that would be contributed on behalf of each participant for that Plan year if the Basic Matching Contribution were calculated and contributed on an annual basis rather than during each payroll period. The Employer contributes to the Trust Fund, as of the last day of the Plan year, any additional amount necessary to increase the Basic Matching Contribution for each participant to the amount of the Basic Matching Contribution as calculated on an annual basis. The additional Basic Matching Contribution receivable calculated on an annual basis was $126,679 and $55,228 as of December 31, 2011 and 2010, respectively.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 and 2010

At the end of any Plan Year, the Employer, at its discretion, may determine that an Additional Matching Contribution be made for the next succeeding Plan year. The amount of any Additional Matching Contribution shall be determined solely by action of the Board of Directors. There were no Additional Matching Contributions made on behalf of any plan participants in either 2011 or 2010.

(c)    Other Additions

As of December 31, 2011, the Plan recorded a receivable of $2,125,200 related to a correction of calculations of the employer matching contributions. This correction was funded by the Employer in March 2012 and related to periods prior to 2011.

In 2011, the Plan received $1,391,256 related to the correction of an operational error due to failure by the Employer to automatically enroll newly hired or rehired associates. Approximately $1,296,000 of this correction was for periods prior to 2011.

The Employer was served with various lawsuits by participants in the Employer's 401(k) savings plan, which were subsequently consolidated into a single proceeding, alleging breaches of fiduciary duties with respect to the plan. In 2011, a settlement of $2,848,683 was paid to the Plan related to this litigation.

(d) Participants' Accounts

Each participant directs his or her contributions, as well as any employer matching contributions, into any of several investment funds within the Plan with a minimum investment in any fund of one percent. Participants' accounts are valued on a daily basis.

Prior to June 1, 2006, the Employer's Basic Matching Contribution was divided between the Regular Account and the Retiree Medical Funding Account based on a predefined formula and was invested in the Diebold Company Stock Fund. Effective June 1, 2006, all Employer contributions were deposited in the Regular Account. Therefore, no further Employer contributions will be deposited into the Retiree Medical Funding Account; however, this account is maintained for historical recordkeeping.

(e)    Vesting

For employees hired before July 1, 2003, a participant's pre-tax contributions and earnings, and the Employer's contributions and earnings are immediately vested and non-forfeitable. For employees hired on or after July 1, 2003, a participant's pre-tax contributions and earnings are immediately vested and non-forfeitable; however, Employer contributions and earnings are vested in accordance with the following schedule: less than three years service, zero percent; three or more years of service, 100 percent.

(f)    Distribution of Benefits

Upon termination of service with the Employer or an affiliate, a participant may elect to receive his or her total vested account balance in a lump sum payment, defer receipt until his/her retirement date, or make a direct rollover to a qualified plan if such total account balance exceeds $5,000. If the vested account balance does not exceed $5,000, the participant may elect to receive his or her total account balance in a lump sum payment or make a direct rollover to a qualified plan. If the participant does not elect one of the noted options, the plan administrator (the Administrator) will pay the distribution in a direct rollover to the individual retirement annuity plan designated by the Administrator. The Administrator or its designee shall make such determination on a periodic basis, not less frequently than annually. For any funds invested in the Diebold Company Stock Fund, the participant may make an election to receive cash or the Employer's common stock.

(g)    Participant Loans

Loan transactions are treated as transfers between the various funds and the Loan Fund. Under the terms of the Plan, active participants of the Plan may borrow against their total account balance except for their balance in the Retiree Medical Funding Account. The minimum amount of any loan is $1,000 and the maximum is $50,000 or 50 percent of a participant's current vested balance (in $100 increments), whichever is less. Loan payments are made through equal payroll deductions over the loan period of one to five years. If a loan is not repaid when due, the loan balance is treated as a taxable distribution from the Plan. Interest charged, which is based on the prime interest rate plus one percent as of

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 and 2010

the loan effective date, is determined by the Employer and ranged from 4.25 percent to 9.25 percent at December 31, 2011 and 2010.

(h)    Withdrawals

A financial hardship provision is available, enabling a participant to withdraw an amount to cover an immediate financial need.

(i)    Expenses

All costs and expenses incident to the administration of the Plan are paid by the Administrator, or at the discretion of the Administrator, paid from the assets of the Plan, except for loan processing and administration fees associated with the Loan Fund and fees associated with the managed account program, which are both borne by the individual participants.

(j)     Forfeited Accounts

At December 31, 2011 and 2010, forfeited unvested accounts totaled $22,685 and $791,284, respectively. These accounts are used to reduce future employer contributions or administrative fees. During 2011, the Employer used approximately $942,000 and $62,000 from the forfeited unvested accounts to offset contributions and administrative fees, respectively.

(2)	Summary of Significant Accounting Policies

(a)    Basis of Presentation

The accompanying financial statements have been prepared on an accrual basis in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

The presentation of certain prior-year information has been reclassified to conform to the current presentation.

(b)    Investment Valuation

The Plan's investments are stated at fair value as of the last business day of the Plan year. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Employer common stock is valued at its quoted market price. All purchase and sale transactions are recorded on a trade date basis.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

(c)    Participant Loans

Participant loans are classified as notes receivable from participants and are measured at their unpaid principal balance plus any accrued interest.

(d)    Benefit Payments

Benefits are recorded when paid.

(e)    Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in assets available for

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 and 2010

benefits during the reporting period. Actual results could differ from those estimates.

(f)    Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

(g)    Recently Issued Accounting Guidance

In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (ASU 2011-04). ASU 2011-04 amended ASC 820, to converge the fair value measurement guidance in U.S. GAAP and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plans' financial statements.

(3)	Investments

The following presents investments that represent five percent or more of the Plan's assets available for benefits as of December 31:

	2011		2010
	Number of	Fair	Number of	Fair
	Shares/Units	Value	Shares/Units	Value
Vanguard Retirement Savings Trust	70,692,182	$70,692,182	63,555,827	$63,555,827
Vanguard 500 Index Fund	469,687	$54,389,724	468,478	$54,259,124
Diebold Company Stock Fund	4,757,774	$49,242,961	5,104,813	$56,255,037
Vanguard Total Bond Market Index Fund	4,444,160	$48,885,756	4,236,403	$44,905,869
Vanguard PRIMECAP Fund	453,114	$27,975,280	467,890	$30,787,143
Loomis Sayles Bond Fund	1,955,466	$27,239,635	1,832,173	$26,145,109
Vanguard Windsor II Fund	937,222	$24,161,576	949,569	$24,375,432

All investments as of December 31, 2011 and 2010 are participant-directed.

The Plan has an interest in a fully benefit-responsive group annuity contract as part of the Vanguard Retirement Savings Trust (the Trust) option issued by the Vanguard Fiduciary Trust Company (the Trustee). The group trust contract is to be reported at contract value and disclosure of adjustment from fair value is required, as stated on the Statements of Net Assets Available for Benefits.

The crediting rate of the contract resets every quarter based on the performance of the underlying investment portfolio. To the extent that the Trust has unrealized gains and losses (that are accounted for, under contract value accounting, through the value of the synthetic contract), the interest crediting rate may differ from then-current market rates. An investor currently redeeming Trust units may forgo a benefit, or avoid a loss, related to a future crediting rate different from then-current market rates. Investments in Vanguard mutual funds and bond trusts are valued at the net asset value of each fund or trust determined as of the close of the New York Stock Exchange (generally 4 p.m., Eastern time) on the valuation date.

The average yield earned by the Trust for fully benefit-responsive investment contracts was 3.09 percent and 3.36 percent for the years ended December 31, 2011 and 2010, respectively. The average yield earned and paid to plan participants by the Trust was 2.68 percent and 3.01 percent for the years ended December 31, 2011 and 2010, respectively.

Certain events limit the ability of the Plan to transact with the issuer at contract value. These events include, but are not limited to, partial or complete legal termination of the Trust or a unit holder, tax disqualification of the Trust or unit holder, and certain

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 and 2010

Trust amendments if issuers' consent is not obtained. As of December 31, 2011, the occurrence of an event outside the normal operation of the Trust that would cause a withdrawal from an investment contract is not considered to be probable.

In general, issuers may terminate the contract and settle at other than contract value if there is a change in the qualification status of participant, Employer, or Plan; a breach of material obligations under the contract and misrepresentation by the contract holder; or failure of the underlying portfolio to conform to the pre-established investment guidelines.

The Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated (depreciated) in value as follows:

	2011	2010
Balanced Funds	$(1,457,525)	$3,887,268
Bond Funds	994,207	2,705,160
Diebold Company Stock Fund	(2,989,775)	6,847,830
Domestic Stock Funds	(2,951,669)	21,630,373
International Stock Funds	(5,775,186)	2,997,569
	$(12,179,948)	$38,068,200

(4)	Fair Value Measurements

The fair value framework requires the categorization of assets and liabilities into three levels based upon the     assumptions (inputs) used to value the assets or liabilities. Level 1 provides the most reliable measure of fair value,     whereas level 3 generally requires significant management judgment. The three levels are defined as follows:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2: Unadjusted quoted prices in active markets for similar assets or liabilities, unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active or inputs, other than quoted prices in active markets, that are observable either directly or indirectly.

Level 3: Unobservable inputs for which there is little or no market data.

Investments measured at fair value on a recurring basis are as follows:

	Fair Value at	Fair Value Measurements Using
	December 31, 2011	Level 1	Level 2
Balanced Funds	$52,416,220	$52,416,220	$—
Bond Funds	76,125,391	76,125,391	—
Diebold Company Stock Fund	49,242,961	49,242,961	—
Domestic Stock Funds	171,794,908	171,794,908	—
International Stock Funds	31,126,373	31,126,373	—
Vanguard Retirement Savings Trust	70,692,182	—	70,692,182
Money Market Funds	86,117	—	86,117
Total	$451,484,152	$380,705,853	$70,778,299

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 and 2010

	Fair Value at	Fair Value Measurements Using
	December 31, 2010	Level 1	Level 2
Balanced Funds	$43,897,496	$43,897,496	$—
Bond Funds	71,050,978	71,050,978	—
Diebold Company Stock Fund	56,255,037	56,255,037	—
Domestic Stock Funds	177,787,524	177,787,524	—
International Stock Funds	35,151,614	35,151,614	—
Vanguard Retirement Savings Trust	63,555,827	—	63,555,827
Money Market Funds	868,942	—	868,942
Total	$448,567,418	$384,142,649	$64,424,769

Assets valued using level 1 inputs in the table above represent assets from the Plan and are valued based on the number of shares in the funds using a closing price per share traded in an active market.

Assets valued using level 2 inputs in the table above represent the Plan's investment in fully benefit-responsive investment contracts and money market funds. Investments in fully benefit-responsive investment contracts are valued at fair value by discounting the related cash flows based on current yields of similar investments with comparable durations. Investments in money market funds are valued at the NAV of shares held by the Plan.

(5)	Tax Status

The Internal Revenue Service (IRS) has determined and informed the Employer by a letter dated March 15, 2012, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

(6)	Plan Termination

Although it has not expressed any intent to do so, the Employer reserves the right at any time, by action of its Board of Directors, to terminate the Plan or discontinue contributions thereto.

(7)	Party - In - Interest Transactions

The Trustee serves as the fund manager of the Vanguard 500 Index Fund, Vanguard Explorer Fund, Vanguard International Growth Fund, Vanguard International Value Fund, Vanguard Mid-Cap Index Fund, Vanguard Prime Money Market, Vanguard PRIMECAP Fund, Vanguard Selected Value Fund, Vanguard STAR Fund, Vanguard Target Retirement 2005 Fund, Vanguard Target Retirement 2010 Fund, Vanguard Target Retirement 2015 Fund, Vanguard Target Retirement 2020 Fund, Vanguard Target Retirement 2025 Fund, Vanguard Target Retirement 2030 Fund, Vanguard Target Retirement 2035 Fund, Vanguard Target Retirement 2040 Fund, Vanguard Target Retirement 2045 Fund, Vanguard Target Retirement 2050 Fund, Vanguard Target Retirement 2055 Fund, Vanguard Target Retirement Income Fund, Vanguard Total Bond Market Index Fund, Vanguard U.S. Growth Fund, Vanguard Windsor II Fund, and the Vanguard Retirement Savings Trust.

The Diebold Company Stock Fund is designed primarily for investment in common stock of Diebold, Incorporated.

(8)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements as December 31, 2011 and 2010 to the Form 5500:

	2011	2010
Net assets available for benefits per the financial statements	$463,383,456	$458,061,265
Adjustment from contract value to fair value for fully-responsive investment contracts	3,273,499	2,502,708
Net assets available for benefits per the Form 5500	$466,656,955	$460,563,973

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 and 2010

The following is a reconciliation of net appreciation of Plan investments per the financial statements for the year ended December 31, 2011 and 2010 to the Form 5500:

	2011	2010
Net (depreciation) appreciation of plan investments per financial statements	$(12,179,948)	$38,068,200
Less: Impact of reflecting fully benefit-responsive contracts at fair value on Form 5500	770,791	1,152,044
Net (depreciation) appreciation of plan investments per Form 5500	$(11,409,157)	$39,220,244

(9)	Subsequent Events

Effective March 1, 2012, the 90-day waiting period was removed and associates will be immediately eligible to participate in the Plan.

Effective January 1, 2012, the Company increased the Employer Basic Matching Contribution as follows:

For employees hired before July 1, 2003, the Employer Basic Matching Contribution was increased to 30 percent of a participant's pre-tax contributions during each payroll period up to six percent of the participant's compensation in such payroll period.

For employees hired on or after July 1, 2003, the Employer Basic Matching Contribution was increased to 60 percent of a participant's pre-tax contributions during each payroll period up to six percent of the participant's compensation in such payroll period.

The Administrator has evaluated subsequent events through the date the Plan financial statements are issued. With the exception of the changes noted above, there were no subsequent events that have occurred which would require adjustments to or disclosure in the Plan financial statements.

DIEBOLD, INCORPORATED 401(K) SAVINGS PLAN
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2011
EIN: 34-0183970
PLAN NUMBER: 012

(a)	(b)	(c)		(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares	Cost	Current Value
	Loomis Sayles Bond Fund	Registered Investment Company	1,955,466	**	$27,239,635
	Loomis Sayles Small Cap Value Fund	Registered Investment Company	573,495	**	14,985,415
	Oppenheimer Developing Markets Fund - A Shares	Registered Investment Company	34,342	**	1,006,903
*	Vanguard 500 Index Fund	Registered Investment Company	469,687	**	54,389,724
*	Vanguard Explorer Fund	Registered Investment Company	72,720	**	5,195,091
*	Vanguard International Growth Fund	Registered Investment Company	1,018,877	**	16,658,635
*	Vanguard International Value Fund	Registered Investment Company	505,476	**	13,460,835
*	Vanguard Mid-Cap Index Fund	Registered Investment Company	866,168	**	17,020,202
*	Vanguard Prime Money Market	Registered Investment Company	86,117	**	86,117
*	Vanguard PRIMECAP Fund	Registered Investment Company	453,114	**	27,975,280
*	Vanguard Select Value Fund	Registered Investment Company	393,476	**	7,314,721
*	Vanguard STAR Fund	Registered Investment Company	458,820	**	8,593,693
*	Vanguard Target Retirement 2005 Fund	Registered Investment Company	79,793	**	955,926
*	Vanguard Target Retirement 2010 Fund	Registered Investment Company	66,756	**	1,497,335
*	Vanguard Target Retirement 2015 Fund	Registered Investment Company	541,545	**	6,661,000
*	Vanguard Target Retirement 2020 Fund	Registered Investment Company	209,477	**	4,543,554
*	Vanguard Target Retirement 2025 Fund	Registered Investment Company	760,029	**	9,325,558
*	Vanguard Target Retirement 2030 Fund	Registered Investment Company	240,199	**	5,024,971
*	Vanguard Target Retirement 2035 Fund	Registered Investment Company	448,214	**	5,607,162
*	Vanguard Target Retirement 2040 Fund	Registered Investment Company	153,686	**	3,150,573
*	Vanguard Target Retirement 2045 Fund	Registered Investment Company	304,156	**	3,914,482
*	Vanguard Target Retirement 2050 Fund	Registered Investment Company	98,923	**	2,019,017
*	Vanguard Target Retirement 2055 Fund	Registered Investment Company	2,620	**	57,284
*	Vanguard Target Retirement Income Fund	Registered Investment Company	92,425	**	1,065,665
*	Vanguard Total Bond Market Index Fund	Registered Investment Company	4,444,160	**	48,885,756
*	Vanguard U.S. Growth Fund	Registered Investment Company	1,149,745	**	20,752,899
*	Vanguard Windsor II Fund	Registered Investment Company	937,222	**	24,161,576
*	Vanguard Retirement Savings Trust	Common/ Collective Trust	70,692,182	**	70,692,182
*	Diebold Company Stock Fund	Company Stock Fund	4,757,774	**	49,242,961
*	Participant Loans	1 – 5 years; 4.25% to 9.25%	—	***	12,920,924
					$464,405,076

* Party-in-interest
** Information not required pursuant to instructions to Form 5500 for participant-directed funds.
*** The cost of participant loans is $0 based upon instructions for the Form 5500 Schedule H Line 4i

SIGNATURES

Diebold, Incorporated 401(k) Savings Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Committee of Diebold Incorporated, the Administrator of the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN

Date: June 27, 2012	By: /s/ Bradley C. Richardson
Bradley C. Richardson
Executive Vice President and Chief Financial Officer
(Principal Financial Officer)

DIEBOLD, INCORPORATED
FORM 11-K
INDEX TO EXHIBITS

EXHIBIT NO.
Consent of Bober, Markey, Fedorovich & Company, Independent Registered Public Accounting Firm	23.1